Jardines

Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Central, Hong Kong
Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

14th May 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Directors' share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
Henry Keswick	Scrip Dividend	14/05/2008	135,709	US$31.54836
A J L Nightingale	Scrip Dividend	14/05/2008	80	US$31.54836
Adam Keswick	Scrip Dividend	14/05/2008	23,883	US$31.54836
Ben Keswick	Scrip Dividend	14/05/2008	111,169	US$31.54836
Simon Keswick	Scrip Dividend	14/05/2008	78,679	US$31.54836
R C Kwok	Scrip Dividend	14/05/2008	421	US$31.54836
Lord Leach of Fairford	Scrip Dividend	14/05/2008	13,960	US$31.54836
Dr Richard Lee	Scrip Dividend	14/05/2008	1,344	US$31.54836
James Riley	Scrip Dividend	14/05/2008	427	US$31.54836
E P K Weatherall	Scrip Dividend	14/05/2008	54,326	US$31.54836

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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